Exhibit 99.1

NASDAQ: TOYO | OTC: TOYWF TOYO SOLAR Analyst Day & Facility Ribbon-Cutting Scaling an integrated, non-FEOC solar manufacturing platform across global cells and U.S. modules. $261.0M H1 REVENUE 2.6 GW CELL DELIVERIES 32.5% GROSS MARGIN $123.4M CASH + RESTRICTED HUMBLE, TEXAS · OCTOBER 6, 2026 TOYO SOLAR 1

SECTION 1 Welcome & Safe Harbor Program overview and forward-looking statements 2

Forward-Looking Statements This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO Co., Ltd ("TOYO"), the expected order delivery of TOYO, TOYO's construction plan for manufacturing and TOYO's strategies for building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of TOYO's management and are not predictions or guarantees of actual performance or future results. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this presentation, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in TOYO's filings with the Securities and Exchange Commission (the "SEC"), including without limitation under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the SEC on March 31, 2026 (the "Annual Report"). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TOYO cannot assure you that the forward-looking statements in this presentation will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties described in TOYO's filings with the SEC, including without limitation under the heading "Risk Factors" in the Annual Report. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this presentation represent the views of TOYO as of the date of this presentation. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this presentation. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements. Certain information contained in this presentation was obtained from various sources, including third parties, and has not been independently verified. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness, correctness or reasonableness of the information or the sources presented or contained herein. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Safe Harbor 3

SECTION 1 — WELCOME & SAFE HARBOR Today's Agenda Analyst Briefing & Q&A — 9:30–11:00 AM CT · Webcast · TOYO Solar Texas, Humble, TX Private session for analysts and invited investors; this deck is presented during this 90-minute window. 1 Welcome & Safe Harbor Rhone Resch, Chief Strategy Officer 2 CEO Opening: Vision & Strategic Update Takahiko Onozuka, Chairman & CEO 3 Financial Update & Capital Progress Yasunari Harada, Chief Financial Officer 4 Trade Policy & Regulatory Update Rhone Resch, Chief Strategy Officer 5 Manufacturing Quality, Technology & Growth Roadmap Rhone Resch, Chief Strategy Officer 6 Closing & Live Q&A A public ribbon-cutting ceremony with U.S. Department of Commerce, Hemlock, the Japan delegation, and local officials follows at 11:00 AM; that program is presented separately and is not part of this deck. 4

TOYO SOLAR Global Leadership Team Takahiko Onozuka CHAIRMAN & CHIEF EXECUTIVE OFFICER Takahiko Onozuka was appointed Chairman and CEO effective March 18, 2026. He brings more than 40 years of experience in international finance, energy infrastructure, and decarbonization, spanning JBIC, Sumitomo, and Abalance. Rhone Resch CHIEF STRATEGY OFFICER With 20+ years of solar leadership, Rhone Resch was CEO of the Solar Energy Industries Association (SEIA) from 2004 to 2016. At TOYO, he leads global strategy, manufacturing expansion, and regulatory engagement. Yasunari Harada CHIEF FINANCIAL OFFICER Yasunari Harada was appointed CFO effective July 1, 2026, succeeding Taewoo (Raymond) Chung. He brings over 30 years of senior leadership experience at major international investment banks, including The Industrial Bank of Japan, Morgan Stanley, BNP Paribas, and Société Générale. Dr. Aihua Wang, Ph.D. CHIEF TECHNOLOGY OFFICER & DIRECTOR Dr. Wang boasts over 30 years of solar innovation and is a globally recognized leader in PV technology. She has served as head of research and vice president at a prominent solar company and as chief engineer at CEEG (Nanjing) PV-Tech Co. In Australia, she pioneered PERL cells at the University of New South Wales' Photovoltaics Centre. 5

SECTION 2 CEO Opening Vision, strategic update, and the U.S. solar market backdrop 6

SECTION 2 — CEO OPENING Why Today, Why Humble The Houston module ramp sets the foundation Sept 2025 Houston Phase I module line operational Oct 2025 VSUN brand acquired, extending U.S. market access 2026 $357M Humble HJT investment announced; 2nd Houston module line completed Oct 6, 2026 TODAY: Humble 2GW module Ribbon Cutting Q1 2028 Humble HJT pilot production expected to begin 7

TOYO Overview TOYO is executing a strategy to become a large-scale, non-FEOC manufacturing platform, anchored by U.S. investment and backed by an allied-nation ownership structure. Large-Scale Cell Manufacturer 6 GW cell capacity across Ethiopia and Vietnam Scaling U.S. Module Production 2 GW Houston capacity; Section 45X eligible Building U.S. HJT Cell Capacity 1.5 GW planned in Humble, TX; $357M investment Allied-Nation Ownership Nasdaq-listed; majority shareholders from Japan Strong H1 2026 Performance $261.0M revenue, +87.6% YoY; 32.5% gross margin TOYO SOLAR 8

SECTION 2 — CEO OPENING

U.S. Solar Market: Supply & Structural Constraints

STRUCTURAL CONSTRAINTS

- Wafering — not polysilicon or cells — is the tightest link in the U.S. supply chain
- U.S. wafer capacity is just ~5 GW against ~3.2 GW of actual production
- Uses only ~20% of the polysilicon capacity sitting upstream
- Domestic ingots are often sliced into wafers overseas, then shipped back for U.S. cell processing

U.S. SUPPLY CHAIN CAPACITY: WHERE THE BOTTLENECK SITS

Polysilicon	Wafer	Cell	Module
~21 GW-equiv.	~5 GW / ~3.2 GW	3.2 + 34 GW	75.4 GW
Hemlock + Wacker; 2 active U.S. producers	Capacity vs. actual output — tightest bottleneck (Corning, Qcells)	3.2 GW operational + 34+ GW under development (SEIA)	Operational (SEIA Supply Chain Dashboard, Sept. 2026)

Sources: SEIA Supply Chain Dashboard (Sept. 2026, module; cell operational + under development). PV Tech Sept. 2026 (wafer); pv magazine USA Feb. 2026 (polysilicon). Wafer under-development figure not currently available.

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SECTION 2 — CEO OPENING

U.S. Solar Value Chain: Demand vs. Supply, Next 5 Years

Module capacity exceeds annual demand — wafer and cell are the binding constraints on a fully domestic chain.


75.4 GW
ANNUAL U.S. DEMAND, 2026–2031E: ~43 GW
3.2 + 34 GW
21 GW
5 GW
Polysilicon
Wafer
Cell
Module

Supply: SEIA Supply Chain Dashboard (Sept. 2026, module; cell operational + under development); PV Tech Sept. 2026 (wafer); pv magazine USA Feb. 2026 (polysilicon). Wafer under-development figure not available. Demand: SEIA / Wood Mackenzie Solar Market Insight Q3 2026 — base case ~43 GWdc average annual additions (all segments), 2026–2031. Supply figures are nameplate GW/yr.

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OPERATIONS Global Manufacturing Footprint & Track Record Tokyo, Japan Headquarters Houston, Texas, USA *2 GW Modules + ^1.5 GW HJT Cells (planned) Vietnam 2 GW Solar Cells Hawassa, Ethiopia 4 GW Solar Cells ^ 1.5 GW HJT cells to commence production by Q1 2028 TRACK RECORD OF SCALABLE MANUFACTURING World Class Entrenched controls ensure top-tier quality and reliable metrics. Rapid, Efficient Expansion Continuous cost improvements across modules and cells. Globally Competitive Competing directly with major global solar manufacturers. 11

SECTION 3 Financial Update H1 2026 results, balance sheet, and capital raised to date 12

Scale translated into stronger earnings and liquidity $261.0M TOTAL REVENUE +87.6% year over year 2.61 GW cells and 191.5 MW modules delivered in the first half. GROSS PROFIT $84.7M 32.5% gross margin GAAP NET INCOME $45.8M vs. $2.5M in H1 2025 ADJUSTED NET INCOME $46.0M Non-GAAP DILUTED EPS $1.20 vs. $0.08 in H1 2025 CAPITAL ENHANCEMENT Approximately $52.6M of net proceeds raised in H1 2026 Cash + restricted cash: $123.4M TOYO SOLAR 13

Balance Sheet ($M) Jun 30 '26 Dec 31 '25 Cash $103.5 $51.6 Total Current Assets $272.2 $171.8 Total Assets $537.6 $441.4 Total Current Liabilities $242.4 $295.7 Total Liabilities $327.8 $330.2 Total Shareholders' Equity $209.8 $111.3 Cash Flow ($M) H1 2026 H1 2025 Net cash from operating activities $61.4 $40.0 Net cash used in investing activities ($27.8) ($47.2) Net cash from financing activities $31.2 $26.6 Net increase in cash and restricted cash $64.6 $19.5 Cash and restricted cash, beginning of period $58.9 $17.1 Cash and restricted cash, end of period $123.4 $36.7 FINANCIAL DETAIL Balance sheet and cash flow summary as of and for H1 2026 BALANCE SHEET SUMMARY H1 CASH FLOW SUMMARY 14

SECTION 3 — FINANCIAL UPDATE & CAPITAL PROGRESS Capital Raised to Date & Use of Proceeds Registered Direct Offering $50.0M gross / ~$47.1M net proceeds — closed June 25, 2026 with institutional investors At-The-Market Program ~$5.5M net proceeds raised through June 30, 2026 with Roth Capital and H.C. Wainwright ~$52.6M total net proceeds raised in H1 2026 USE OF PROCEEDS Proceeds are funding early-stage spend on the Humble, TX HJT cell facility, alongside general corporate and working-capital purposes. 15

SECTION 3 — FINANCIAL UPDATE & CAPITAL PROGRESS HJT Build-Out & Projected Major Milestone $357M total planned investment, Humble, TX HJT facility CAPITAL DEPLOYMENT STRUCTURE • Capital deployment structure reflects TOYO's internal estimates of HJT construction cash-deployment plan (August 2026), presented at a high level • EIA = Environmental Impact Assessment, a review of a project's environmental effects required for permitting • MEP = Mechanical, Electrical and Plumbing: the building systems (power, HVAC, piping, utilities) installed after the structure is built. ●Construction capital will be committed across five workstreams: design, materials & equipment procurement, civil construction, MEP construction, and process equipment installation. ●Payments follow standard milestone-based contractor terms — advance, progress, and completion/warranty retention. ●Process equipment capital is notably back-loaded — a minority advance at signing, with the majority due after production-line commissioning, paid quarterly over multiple years — aligning the heaviest outflows with the ramp toward commercial production. 16 MAJOR MILESTONES Domestic design complete Applying for permits & approvals (power capacity, EIA, chemical, drawing) Civil construction begins MEP construction begins Process equipment positioning, installation & fit-out Sep 2026 Ongoing To commence after all permits and approval obtained To commence as civil construction is in progress To commence after MEP construction completes Q1 2028 Targeted ramp-up & pilot production

SECTION 3 — FINANCIAL UPDATE & CAPITAL PROGRESS HJT Build-Out: Funding Plan SOURCES OF FUNDS (EXPECTED) Section 45X Credits ~$120M Anticipated; preliminary estimate based on previously announced production plan Debt Financing ~$120M Anticipated and in the planning stages; no definitive documentation has been signed yet Balance will be financed by operating cash flow and other non-dilutive financing options ~$357M Planned Investment 17

SECTION 4 U.S. Policy Is Reshaping the Solar Supply Chain Section 232 enforcement and onshoring incentives • Ethiopia supply-chain transition • Traceability • U.S. manufacturing 18

SECTION 4 • U.S. POLICY AND SUPPLY-CHAIN STRATEGY Section 232 program The program combines near-term import enforcement with company-specific agreements for U.S. manufacturing investment. PROGRAM TIMELINE AUGUST 6, 2026 Program enacted The proclamation established minimum import prices and an onshoring incentive pathway. SEPTEMBER 22, 2026 Stockpiling enforcement began Commerce and CBP began restricting imports that materially exceed historical volumes. DECEMBER 4, 2026 Import terms take effect Minimum import prices and additional tariffs begin for covered solar products. HOW THE ONSHORING PATH WORKS Commerce will issue guidance for companies submitting term sheets. Each company will negotiate an agreement tailored to its investment plan, requested treatment and construction schedule. Benefits will depend on milestones, performance and continued compliance. COMMERCE PRIORITIES UPSTREAM MANUFACTURING New U.S. capacity for ingots, wafers and cells U.S. POLYSILICON Plans that create durable demand for domestic supply CREDIBLE EXECUTION Committed capital, clear timing and measurable output Meeting takeaways reflect Commerce's current direction. Guidance, company agreements and any TOYO-specific benefits remain subject to final terms and approval. 19

SECTION 4 • U.S. POLICY AND SUPPLY-CHAIN STRATEGY Ethiopia circumvention inquiry examines Chinese inputs and Ethiopian production Effective July 17, 2026, Commerce initiated a country-wide Section 781(b) inquiry. TOYO is a mandatory respondent. WHAT COMMERCE IS EXAMINING Should Ethiopia cells made with Chinese inputs be covered by the existing China orders? The petitioners identify Chinese wafers as the largest and most important Chinese input in their circumvention theory. HOW COMMERCE WILL ASSESS THE CASE Commerce has drawn the line at where the wafer was produced In the 2023 Southeast Asia inquiries, wafers made outside China were not treated as Chinese wafers, even when they used Chinese polysilicon. TOYO' SUPPLY-CHAIN NON-CHINESE POLYSILICON 70% Produced in the United States NON-CHINESE WAFERS Produced in Indonesia and, as planned, the United States ETHIOPIAN CELLS Cells completely manufactured in Ethiopia TOYO'S ROLE AND POSITION TOYO is providing company-specific production, sourcing and shipment data. It seeks clarification for cells made with U.S. polysilicon and non-Chinese wafers. WHAT INITIATION MEANS Initiation is not an affirmative finding. Commerce targets preliminary and final determinations within 150 and 300 days, unless extended. Initiation and mandatory respondent selection are procedural. Commerce's preliminary and final determinations remain pending. - U.S. Department of Commerce, Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled Into Modules, From the People's Republic of China: Initiation of Circumvention Inquiry, 91 Fed. Reg. 44821 (July 17, 2026): https://www.federalregister.gov/documents/2026/07/17/2026-14416/crystalline-silicon-photovoltaic-cells-whether-or-not-assembled-into-modules-from-the-peoples 20

SECTION 4 • U.S. POLICY AND SUPPLY-CHAIN STRATEGY TOYO seeks a prospective path for qualifying current production The request would distinguish cells made with U.S. polysilicon and non-China wafers from the inquiry's review of historical entries. TOYO'S ASK Confirm that cells completed in Ethiopia using U.S. polysilicon and wafers produced outside China are outside the inquiry's product coverage. The same rule would be available to any producer that proves the same supply-chain facts. WHY COMMERCE CAN ACT Commerce has issued product-coverage guidance during prior solar inquiries and used certification mechanisms in other trade cases. The requested approach would support U.S. polysilicon demand without deciding TOYO's historical entries. WHAT WE HEARD LAST THURSDAY Commerce leadership understood the commercial need and policy logic. Officials identified certification as a possible mechanism and agreed to consult the case team. No decision or timetable was provided. TWO POSSIBLE PATHS Preferred: prospective product-coverage guidance now. Potential fallback: a certification path in the preliminary or final determination. Commerce has not agreed to either approach. Timing and outcome remain uncertain. 21

SECTION 4 — TRADE POLICY & REGULATORY UPDATE CBP Engagement and Supply-Chain Transparency TOYO maintains lot-level traceability and direct agency engagement as part of its operating practices. CBP ENGAGEMENT TRACEABILITY IN PRACTICE ● CBP routinely reviews solar imports under UFLPA and other trade laws. A detention initiates an admissibility review. The TOYO Team met with approximately ten members of CBP's Electronics CEE to provide an overview of the company and better transparency of the Toyo Solar Manufacturing Operations. During this meeting Toyo invited CBP to visit its Humble, TX manufacturing facility. ● TOYO submitted documentation for the detained entries and hosted CBP at its Humble facility to provide operating context. The agency's review remains in progress. CBP remains very interested in visiting our Ethiopia facility this fiscal year. TOYO continues to operate its Ethiopia facility. Shipment timing associated with the review affected Q3, Q4 2026 earnings, as disclosed. ● Lot-level evidence traces cells through wafers, polysilicon, metallurgical- grade silicon and quartz. Complete documentation packages are retained for five years. ● TOYO briefs CBP on its supply chain and provides organized, shipment- specific evidence. The company has invited agency review at its Ethiopia facility. ● Expert advisers support CBP engagement and ongoing process improvements. TOYO is working toward a more efficient review process for previously documented supply chains. NEXT PROGRAM MILESTONE CTPAT certification TOYO is building it's CTPAT Profile for submission to CBP. TOYO is prioritizing completion of the application and the follow-on certification process. ● ● 22 • UFLPA = Uyghur Forced Labor Prevention Act. • CEE = Center of Excellence and Expertise, an industry-focused unit of U.S. Customs and Border Protection (CBP).

SUPPLY-CHAIN INTEGRITY De-risking supply chain to support customers 01 POLYSILICON Supply agreement announced for U.S.- bound products 02 INGOTS & WAFERS Non-China sourcing transition Southeast Asian supply today; alternative and U.S. sourcing under development 03 SOLAR CELLS 6 GW operating capacity 4 GW in Ethiopia and 2 GW in Vietnam; 1.5 GW HJT project announced in Humble 04 SOLAR MODULES Approximately 2 GW in Humble Operating module capacity at the greater Houston-area campus TRACEABILITY CONTROL ENVIRONMENT Supplier qualification, lot-level records and chain-of-custody documentation create auditable evidence of origin. Supports UFLPA compliance, non-FEOC positioning and customer diligence. U.S.-origin polysilicon 23

SECTION 4 • U.S. POLICY AND SUPPLY-CHAIN STRATEGY

TOYO's integrated U.S. supply chain creates domestic-content flexibility

TOYO's diversified, non-China supply chain and expanding U.S. manufacturing footprint give customers flexibility to meet domestic-content, supply-chain security and project-economics objectives.

SOURCING CONFIGURATION	ILLUSTRATIVE SUPPLY FLOW	POLICY / COMMERCIAL OUTCOME
01 **Global / Non-FEOC**	U.S. polysilicon → Non-China wafer → Ethiopia cell → Houston module	CUSTOMER OBJECTIVE **Competitive cost + trusted supply chain**
02 **U.S.-Content Optimized**	U.S. polysilicon → Qualifying wafer / cell inputs → Houston module	CUSTOMER OBJECTIVE **Higher U.S. manufactured-product content**
03 **Future Fully Integrated U.S.**	U.S. polysilicon → **U.S. wafer** → **U.S. HJT cell** → **Houston module**	CUSTOMER OBJECTIVE **Maximum U.S. content + supply-chain security**

POLICY IMPLICATIONS

45X — **Qualifying U.S.-produced components may generate manufacturing credits for TOYO**

48E — **Customer-specific module/BOM configurations can support project domestic-content objectives, subject to applicable guidance**

- *Illustrative configurations. Eligibility depends on project facts and applicable IRS and U.S. Treasury guidance.*
- *BOM-Bill of Materials*

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SECTION 4 • U.S. POLICY AND SUPPLY-CHAIN STRATEGY

TOYO products support tax-credit eligibility and the domestic-content adder

TOYO combines non-PFE sourcing, expanding U.S. manufacturing and project-specific BOM design to help developers protect base-credit eligibility and target the domestic-content adder.

	TOYO PRODUCT STRATEGY	HOW THE PRODUCT PLATFORM HELPS	CUSTOMER CREDIT OUTCOME
01	**Non-PFE sourcing discipline**	Diversified sourcing across polysilicon, wafers, cells and modules supports the project-level material-assistance calculation.	CUSTOMER TAX OBJECTIVE **Protect 45Y / 48E eligibility**
02	**U.S. manufacturing leverage**	Houston module production plus planned U.S. cell and wafer capacity increases the potential domestic cost contribution.	CUSTOMER TAX OBJECTIVE **Target the 48E domestic-content adder**
03	**Configurable module and BOM**	Customer-specific sourcing options let developers coordinate TOYO modules with project-level inverter, tracker and structural-steel decisions.	CUSTOMER TAX OBJECTIVE **Clear the threshold without over-specifying**
04	**Traceable procurement evidence**	Factory, component and supplier traceability supports certifications, substitution controls and project audit records.	CUSTOMER TAX OBJECTIVE **Defend the project's credit position**

2026 PROJECT REFERENCE

40% Minimum non-PFE cost ratio for a 2026 construction start

50% U.S. manufactured-product threshold for the 2026 domestic-content test

TOYO ADVANTAGE

One configurable product platform supports both calculations

- *Illustrative strategy. Eligibility depends on taxpayer status, construction date, installed BOM, project facts and applicable IRS/Treasury guidance. The 48E domestic-content bonus generally adds 10 percentage points when prevailing-wage and apprenticeship requirements are met.*
- *PFE-Prohibited Foreign Entities; BOM-Bill of Materials*

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SECTION 5 Manufacturing Quality & Operational Excellence Independent quality validation and TOYO's manufacturing track record 26

SECTION 5 — MANUFACTURING QUALITY & OPERATIONAL EXCELLENCE Independent Quality Validation TOYO's Humble, TX module facility completed an independent third-party factory audit conducted by Intertek CEA, a leading global solar quality-assurance provider. Top-Tier Rating Confirmed under Intertek CEA's global Supplier Benchmarking Program 0 of 6 Findings classified Major or Critical — all 6 identified issues were Minor Aug 6–7, 2026 Audit dates, conducted on-site at the Humble, TX facility FACTORY & PRODUCT CERTIFICATIONS ISO 9001:2015 Quality Management ISO 14001:2015 Environmental Management ISO 45001:2018 Occupational Health & Safety IEC 61215 / 61730 Product Safety & Performance 27

SECTION 5 — MANUFACTURING QUALITY & OPERATIONAL EXCELLENCE Track Record of Scalable Manufacturing World Class Entrenched controls ensure top-tier quality and reliable metrics. Rapid, Efficient Expansion Continuous cost improvements across modules and cells. Globally Competitive Competing directly with major global solar manufacturers. BY THE NUMBERS — HUMBLE, TX MODULE FACILITY 2 GW Nameplate Module Capacity ~567,000 sq ft Facility footprint ~600 Employees on-site 28

SECTION 6 Technology & Innovation HJT efficiency and economics, R&D, and space-qualified cell technology 29

SECTION 6 — TECHNOLOGY & INNOVATION Why HJT Technology? Efficiency & Economics HJT: Next-Generation Cell Efficiency 1 Industry-leading conversion efficiency of 25%+ HJT cells combine crystalline silicon with amorphous thin-film layers, achieving higher output per watt than conventional PERC or TOPCon cells. 2 Superior bifacial performance & low degradation Lower temperature coefficient means better performance in hot climates; lower degradation rate improves lifetime energy yield. 3 The preferred platform for perovskite tandem cells HJT's low-temperature process and symmetric architecture position it as the leading platform for next-generation tandem solar cells beyond 30%+ efficiency. Why Efficiency Wins in U.S. Manufacturing 1 Higher fixed cost base demands higher output per watt U.S. labor, land, and compliance costs are structurally higher than Asian peers; HJT's superior output spreads those costs over more energy. 2 Lower installation cost per watt of capacity Higher-efficiency panels reduce balance-of-system costs: fewer panels, fewer racks, less wiring, less land per MW installed. 3 Section 45X credit amplified by higher wattage IRA Section 45X credits are paid per watt produced; higher-efficiency HJT cells generate more watts per unit area, directly increasing credit value. Source: Research-Cell Efficiency Chart, Photovoltaic Research, NREL PERC: Passivated Emitter and Rear Cell, an older silicon cell design with a back-side passivation layer that reduces energy loss. TOPCon: Tunnel Oxide Passivated Contact, an n-type silicon cell with an ultra-thin oxide layer on the back for higher efficiency. HJT: Heterojunction, a silicon cell with thin amorphous-silicon layers on both sides, giving higher efficiency and better hot-weather performance. 30

SECTION 6 — TECHNOLOGY & INNOVATION Efficiency Trajectory: HJT and the Perovskite Roadmap Cell efficiency drives $/W economics — higher output per cell means fewer panels, less racking. 19.7% Cadmium Telluride (CdTe) thin-film 23% TOPCon (cell) 25% HJT (cell) 34.85% R&D — NOT YET COMMERCIAL HJT + Perovskite tandem (cell) Cell efficiencies per NREL Research-Cell Chart. HJT+Perovskite tandem is R&D-stage, not yet commercial (TOYO internal briefing, July 2026). 31

TOYO SOLAR

U.S. MANUFACTURING EXPANSION

Humble HJT cell facility brings advanced technology onshore

TOTAL INVESTMENT

$357M

Advanced HJT equipment

INITIAL CAPACITY

1.5 GW

High-efficiency cells

PILOT PRODUCTION

Q1 2028

20-month timeline

WORKFORCE

~400

Direct high-tech jobs

SECTION 45X **Eligible for federal production tax credits ($0.04/W cell)**

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SECTION 6 — TECHNOLOGY & INNOVATION Award-Winning Solar R&D Dr. Aihua Wang, Ph.D. Chief Technology Officer & Director Over 30 years of solar innovation and a globally recognized leader in PV technology. Previously head of research and vice president at a prominent solar company, and chief engineer at CEEG (Nanjing) PV-Tech Co. Pioneered PERL cells at the University of New South Wales' Photovoltaics Centre in Australia. Dr. Jianhua Zhao Chief Technical Advisor Advises TOYO on cell technology strategy, including the company's internal evaluation of next- generation and space-qualified cell platforms. R&D CENTER TOYO will build an R&D presence in Houston, TX, supporting continued development of next-generation cell technology. 33

SECTION 6 — TECHNOLOGY & INNOVATION

Beyond Terrestrial: Space-Qualified Cell Technology

An internal technology evaluation of how TOYO's HJT platform could extend beyond terrestrial applications — not a disclosed business line.

Technology	Cell Efficiency (Space, AM0)	Radiation Resistance	Indicative Cost
III-V Multijunction	30%–34%	~90% remaining (1 MeV e^-)	$170/W
PERC Silicon	17.4%	~60% remaining (1 MeV e^-)	$0.30/W
HJT Silicon	20%	~97% remaining (1 MeV e^-)	$0.46/W
Perovskite (mono-junction)	22%	93% remaining after 50-yr LEO	$0.57/W
Perovskite / HJT Tandem	31.4%	Very high remaining	$0.40/W
Perovskite / Perovskite Tandem	26%	Very high remaining	$0.57/W

HJT and the perovskite/HJT tandem combine strong radiation resistance with a cost profile close to today's terrestrial platform — without overstating space-flight readiness.

MARKET CONTEXT

Interest in space-based solar is growing, but the market is early-stage and estimates vary widely. Third-party research puts the market for solar cells used on satellites at about $1.6 billion in 2026, growing to about $2.4 billion by 2030, while estimates for space-based solar power (beaming electricity to Earth) range from roughly $1 billion to nearly $5 billion by 2030, reflecting the technology's pre-commercial stage.

Source: TOYO internal Space Cell Technology briefing, July 8, 2026 (Dr. Aihua Wang, CTO; Dr. Jianhua Zhao, Chief Technical Advisor). Full comparison in appendix. Figures are internal engineering estimates, not independently verified.

Source: Research and Markets, Space Solar Cells Market Report 2026 (market size); SpaceX filing to the FCC, Jan. 30, 2026; pv magazine USA, "Solar key to space-based AI," Mar. 19, 2026. Third-party market estimates vary widely.

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SECTION 7 Growth Roadmap The path to U.S. vertical integration, and what's next 35

SECTION 7 —GROWTH ROADMAP Path to U.S. Vertical Integration 1 Polysilicon Operational Currently, 100% U.S poly for U.S market 2 Ingots & Wafers In Development Southeast Asia today; U.S. supply chain in development 3 Solar Cells Operational + Expanding 4 GW Ethiopia + 2 GW Vietnam operational; 1.5 GW HJT (Humble) by Q1 2028 4 Solar Modules Operational + Expanding 2 GW Houston nameplate capacity 36

SECTION 7 —GROWTH ROADMAP Long-Term Vision: Scaling U.S. Cell, Ingot & Wafer Capacity HJT CELL CAPACITY 1.5 GW Q1 2028 (Humble, TX) 3 GW Long-Term Vision (+1.5 GW additional) INGOT & WAFER CAPACITY 0 GW Today (not yet built in the U.S.) 6 GW Long-Term Vision "Integrated ingot, wafer, and cell production at scale represents our long-term vision for U.S. manufacturing." Contingent on securing financing support and final investment decisions. There is no guarantee that capacity targets will be met. No capacity beyond the announced 1.5 GW Humble, TX HJT facility, site, or timeline has been committed. 37

NASDAQ: TOYO | OTC: TOYWF Thank you 38

Q&A TOYO Analyst Day & Facility Ribbon-Cutting — Humble, Texas — October 6, 2026 NASDAQ: TOYO | OTC: TOYWF 39

APPENDIX Backup slides — not presented live 40

STRATEGIC PROGRESS

Strategic Realignment Unlocking Growth

Acquisition of VSUN Brand to Extend Integrated Value Chain

VSUN
Innovative & Smart

VSUN brand was acquired from VSUN Co. in September 2025.

- One of the major Japan-headquartered solar module suppliers to the U.S. market
- Peak revenue: $1.3 billion, of which $1.2B from U.S.
- Trusted by leading North American solar developers
- VSUN brand recognized in the market through recent industry awards (Tier 1 Solar Manufacturer, EcoVadis Silver, Kiwa Top Performer)

Recent third-party recognition:

TIER 1 SOLAR MANUFACTURER BloombergNEF

SILVER | Top 15% ecovadis Sustainability Rating NOV 2025

TOP PERFORMER 2025 kiwa PV MODULE RELIABILITY SCORECARD

Strategic Benefits of the VSUN Brand Acquisition

Enhanced Market Access

Access to an established customer base, including top-tier U.S. utility-scale developers, positioning TOYO to meet surging "Made in USA" solar demand.

Accelerated U.S. Expansion

Strengthens TOYO's U.S. market presence, complementing 6 GW solar cell capacity in Vietnam and Ethiopia with a domestic module footprint.

Revenue & Market Share Growth

VSUN's track record includes ~11.7 GW supplied to the U.S. utility-scale market since inception.

VSUN Co. is an affiliate of TOYO. Peak revenue figures relate to sales of the VSUN brand by VSUN Co. prior to brand acquisition.

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APPENDIX Detailed financial statements Unaudited consolidated results for the periods ended June 30, 2026. 42

Strong H1 operating performance with full non-GAAP reconciliation

H1 & Q2 2026 Consolidated Results & Non-GAAP Reconciliations

Income Statement Summary

In Millions (USD)

H1 '26 REVENUE
$261.0M
↑ +87.6% YoY

H1 '26 ADJ. EBITDA
$82.3M
↑ +260.2% YoY

Metric ($M)	Q2 '26	Q2 '25	H1 '26	H1 '25
Revenues	**$118.2**	**$87.6**	**$261.0**	**$139.1**
Gross Profit	$37.0	$18.3	$84.7	$23.1
Gross Margin (%)	31.3%	20.9%	32.5%	16.6%
Operating Expenses	$14.4	$7.3	$25.9	$13.4
Net Income	**$17.4**	**$6.2**	**$45.8**	**$2.5**
Diluted EPS ($)	$0.45	$0.16	$1.20	$0.08

GAAP to Non-GAAP Reconciliation

For the Six Months Ended June 30 In Million (USD)

Line Item (Stated in US Dollars)	June 30, 2026	June 30, 2025
Reconciliation of Non-GAAP Measures		
Net income	$45. 8	$2.5
Income tax	$9.6	$3.3
Interest expenses	$0.5	$1.8
Depreciation and amortization	$24.5	$12.3
Amortization of right-of-use assets	$1.6	$1.5
Amortization of long-term prepaid expenses	$0.08	$0.08
EBITDA (Non-GAAP)	**$82.1**	**$21.5**
Adjustments		
Share-based compensation	$0.02	$0.02
Changes in fair value of contingent consideration	—	$1.3
Adjusted EBITDA (Non-GAAP)	**$82.3**	**$22.8**
Reconciliation of Non-GAAP net income		
Net income	$45.8	$2.5
Share-based compensation	$0.02	$0.02
Changes in fair value of contingent consideration	—	$1.3
Adjusted Net Income (Non-GAAP)	**$46.0**	**$3.9**

**Non-GAAP financial measures exclude share-based compensation and contingent consideration adjustments.*

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APPENDIX | FINANCIAL STATEMENTS

Unaudited consolidated statements of income

Three and six months ended June 30, 2026 and 2025 · Stated in US$

	Q2 2026	Q2 2025	H1 2026	H1 2025
Revenues from related parties	21,536,529	14,566,338	57,494,243	25,087,488
Revenues from third parties	96,648,366	72,996,313	203,464,110	114,019,674
Revenues	**118,184,895**	**87,562,651**	**260,958,353**	**139,107,162**
Cost of revenues — related parties	(20,885,274)	(9,126,165)	(49,360,863)	(17,983,523)
Cost of revenues — third parties	(60,333,330)	(60,151,456)	(126,870,001)	(98,037,375)
Cost of revenues	**(81,218,604)**	**(69,277,621)**	**(176,230,864)**	**(116,020,898)**
Gross profit	**36,966,291**	**18,285,030**	**84,727,489**	**23,086,264**
Selling and marketing expenses	(1,564,629)	(2,074,792)	(3,572,021)	(2,530,879)
General and administrative expenses	(12,846,480)	(5,268,587)	(22,330,242)	(10,878,506)
Total operating expenses	**(14,411,109)**	**(7,343,379)**	**(25,902,263)**	**(13,409,385)**
Income from operations	**22,555,182**	**10,941,651**	**58,825,226**	**9,676,879**
Interest income (expenses), net	278,102	(1,197,987)	(507,158)	(1,777,036)
Other expenses, net	(1,392,802)	(392,200)	(2,932,052)	(759,865)
Changes in fair value of contingent consideration payable	—	(941,764)	—	(1,341,794)
Total other expenses, net	**(1,114,700)**	**(2,531,951)**	**(3,439,210)**	**(3,878,695)**
Income before income taxes	**21,440,482**	**8,409,700**	**55,386,016**	**5,798,184**
Income tax expenses	(4,030,918)	(2,191,989)	(9,565,248)	(3,296,448)
Net income	**17,409,564**	**6,217,711**	**45,820,768**	**2,501,736**
Less: net loss attributable to noncontrolling interests	**—**	**(502,522)**	**—**	**(965,275)**
Net income attributable to TOYO shareholders	17,409,564	6,720,233	45,820,768	3,467,011
Earnings per share – basic	**$0.46**	**$0.16**	**$1.21**	**$0.08**
Earnings per share – diluted	$0.45	$0.16	$1.20	$0.08

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ASSETS Jun 30, 2026 Dec 31, 2025 Cash 103,467,022 51,634,374 Restricted cash 6,576,827 714,245 Accounts receivable, net 15,406,535 11,253,459 Accounts receivable — related parties — 494,695 Prepayments 10,075,305 25,407,080 Prepayments — a related party — 72,264 Inventories, net 132,128,202 79,986,077 Other current assets 4,570,761 2,282,883 Total Current Assets 272,224,652 171,845,077 Restricted cash, non-current 13,375,915 6,511,407 Long-term prepaid expenses 6,747,346 6,834,162 Deposits for property and equipment 3,826,052 776,627 Property and equipment, net 206,577,123 220,648,149 Right of use assets 33,966,220 34,354,338 Deferred tax assets 36,044 178,107 Other non-current assets 820,781 285,954 Total Non-current Assets 265,349,481 269,588,744 Total Assets 537,574,133 441,433,821 LIABILITIES & EQUITY Jun 30, 2026 Dec 31, 2025 Short-term bank borrowings 25,674,455 30,648,493 Accounts payable 63,065,077 52,376,724 Accounts payable — related parties 3,068,695 3,269,212 Contract liabilities 49,327,830 27,592,381 Contract liabilities — related parties 64,715,769 80,348,303 Income tax payable 24,779,716 15,386,467 Due to related parties 11,090 62,328,287 Other payable and accrued expenses 8,219,614 15,415,684 Lease liabilities, current 3,534,017 2,867,727 Long-term bank borrowings, current portion — 5,471,119 Total Current Liabilities 242,396,263 295,704,397 Lease liabilities, non-current 34,028,802 34,474,040 Due to a related party, non-current 51,362,654 - Total Non-current Liabilities 85,391,456 34,474,040 Total Liabilities 327,787,719 330,178,437 Ordinary shares 4,272 3,671 Additional paid-in capital 81,534,872 28,779,967 Statutory reserves 100,000 — Retained earnings 135,697,152 89,976,384 Accumulated other comprehensive loss (7,549,882) (7,504,638) Total Shareholders' Equity 209,786,414 111,255,384 Total Liabilities and Shareholders' Equity 537,574,133 441,433,821 APPENDIX | FINANCIAL STATEMENTS Unaudited condensed consolidated balance sheets As of June 30, 2026 and December 31, 2025 · Stated in US$ 45

H1 2026 H1 2025 Net cash provided by operating activities 61,439,429 40,045,122 Cash flows from investing activities: Purchase of property and equipment (27,780,462) (47,128,016) Advances made to a related party — (67,393) Net cash used in investing activities (27,780,462) (47,195,409) Cash flows from financing activities: Capital injection from shareholders — 4,000,000 Proceeds from ordinary shares — registered direct offering 47,054,065 — Proceeds from ordinary shares — ATM program 5,546,541 — Proceeds from short-term bank borrowings 25,640,403 22,755,361 Repayment of short-term bank borrowings (30,602,649) (15,780,809) Repayment of long-term bank borrowings (5,479,664) (7,051,681) Proceeds of borrowings from a related party — 22,725,000 Repayment of borrowings to a related party (11,000,000) — Net cash provided by financing activities 31,158,696 26,647,871 Effect of exchange rate changes on cash and restricted cash (257,925) 20,838 Net increase in cash and restricted cash 64,559,738 19,518,422 Cash and restricted cash at beginning of period 58,860,026 17,149,389 Cash and restricted cash at end of period 123,419,764 36,667,811 Supplemental: Cash paid for interest expense 1,671,463 748,698 APPENDIX | FINANCIAL STATEMENTS Unaudited consolidated statements of cash flows Six months ended June 30, 2026 and 2025 · Stated in US$ H1 CASH FLOW $61.4M OCF $27.8M CAPEX $123.4M END CASH 46

APPENDIX — TECHNOLOGY

Full Space-Cell Technology Comparison

Cell Technology	Terrestrial Efficiency	Space Efficiency (AM0)	Remaining Power (1 MeV e^- @ 1×10^{15} cm^{-2})	Remaining Power (very high dose)	Sale Price	Suitable Missions	Supply
III-V Tandem	—	30%–34%	90%	—	$170/W	All conditions	Limited capacity
PERC	23%	17.4%	60%	—	$0.30/W	Low orbit	Unlimited
HJT	25%	20%	97%	—	$0.46/W	Low orbit or GSO	Unlimited
Perovskite mono-junction	26%	22%	—	93%, 50-yr LEO	$0.57/W	All conditions	To be space-qualified
Perovskite/HJT tandem	34.85%	31.4%	—	Very high remaining	$0.40/W	All conditions	To be space-qualified
Perovskite/Perovskite tandem	30.1%	26%	—	Very high remaining	$0.57/W	All conditions	To be space-qualified

Space-cell efficiencies are measured under AM0 (space) spectral conditions; terrestrial efficiencies under AM1.5. Radiation resistance figures reflect testing at the stated electron/proton fluence.

Source: TOYO internal Space Cell Technology briefing, July 8, 2026 (Dr. Aihua Wang, CTO; Dr. Jianhua Zhao, Chief Technical Advisor). For informational purposes only; not independently verified. Not a disclosed business line.

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